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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Corus Bankshares, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

3959 N. Lincoln Avenue

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60613

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The principal reason for Corus Bankshares, Inc.’s (the “Company”) inability to file at this time is that the Company is still in the process of finalizing its financial statements, including the notes thereto.

The Company preliminarily expects to report a net loss for the 2008 fourth quarter of $317 million, or $5.90 per diluted share, down from net income of $1.9 million, or $0.03 per diluted share, in the fourth quarter of 2007. For the year ended December 31, 2008, the preliminary net loss totaled $456 million, or $8.41 per diluted share compared to net income of $106.2 million, or $1.85 per diluted share in 2007.

Additionally, the Company anticipates that, as a result of the net losses sustained by the Company during the year ended December 31, 2008, which is primarily due to the severe economic downturn and the corresponding deterioration in the Company’s loan portfolio, the report of the independent registered public accounting firm on the Company’s consolidated financial statements for the year ended December 31, 2008 is expected to include an explanatory paragraph indicating that current conditions raise substantial doubt with respect to the Company’s ability to continue as a going concern.

The preliminary results do not include potential entries that could arise from subsequent adjustments relating to the Company’s commercial real estate loan portfolio. To the extent that prior to filing the Company’s Annual Report on Form 10-K, events occur or become known about a borrower’s condition that provide additional evidence with respect to conditions that existed at December 31, 2008, the Company may be required to recognize the impairment as of December 31, 2008.

Any subsequent adjustments could impact 1) the provision for credit losses 2) the amount of interest income reported (if the Company determines that additional loans should be placed on nonaccrual), 3) loans charged off, and 4) the resulting balance in loans outstanding and the Allowance for Credit Losses.

The Company’s Chief Financial Officer, Michael Dulberg, has, at his request, taken a personal leave of absence effective March 16, 2009. Mr. Dulberg’s decision is not in connection with any known disagreement with the Company or its independent registered public accounting firm on any matter relating to the Company’s operations, policies or practices.

The Company intends to file its Form 10-K with the SEC as promptly as practicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Koretz	(773)	832-3471
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the explanation provided in Part III above.

Corus Bankshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By	/s/ Richard J. Koretz

Richard J. Koretz,
Executive Vice President and Chief Operating Officer
INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.